UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at January 10, 2008

GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: January 10, 2008

Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 800 667-2114 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN ANNOUNCES DEVELOPMENT OF SECOND OUTLET
FOR BURNSTONE GOLD PROJECT IN SOUTH AFRICA

January 10, 2008 Vancouver BC - Great Basin Gold Ltd. ("Great Basin" or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBGOLD) announces that the sinking of the planned second outlet at its Burnstone Mine Project near Balfour, Mpumulanga Province, South Africa, will commence in accordance with the requirements of the Mine Health and Safety Act, 1996.

The second outlet will take the form of the sinking of a short vertical access shaft, some 495 metres deep, which will link up with the decline currently under development to mine a metallurgical bulk sample. The second outlet will enhance the health and safety program at Burnstone by providing an alternative outlet to employees and operators that are currently developing the prospecting decline that will eventually be approximately 3.2 kilometres in length. The second outlet will be constructed by Grinaker Construction at a cost of approximately ZAR 260 million (US$38 million) and will take 15 months to complete.

President and CEO Ferdi Dippenaar said:

"We have a policy of creating a working environment that will be "Always Safe" in respect to our employees and assets, and we are pleased to announce that after discussions with representatives of the Department of Minerals and Energy ("DME"), we will proceed with the sinking of the planned vertical shaft. Although the Burnstone Mine Mining Right Application was submitted to the DME in September 2007 and is currently being processed, the Company has undertaken not to use the vertical shaft and associated infrastructure for commercial production purposes until the application has been granted. "

Great Basin has two advanced stage gold projects in two of the world's best gold environments. In addition to its Burnstone Gold Project in South Africa's Witwatersrand Goldfield, the Company holds a 100% interest in the Hollister Property on the Carlin Trend in Nevada, USA.

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 11 301 1800
Melanee Henderson in North America 1 800 667-2114
Barbara Cano at Breakstone Group in the USA (646) 452-2334

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin ("the Company") expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.